

August 29, 2022

Matthew Fernand
Chief Legal Officer
Seritage Growth Properties
500 Fifth Avenue, Suite 1530
New York, NY 10110

> **Re: Seritage Growth Properties**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 26, 2022**
> **File No. 001-37420**

Dear Mr. Fernand:

    We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Estimated Shareholder Distributions, page 68

1.   We note your revised disclosure regarding the recent macro-economic headwinds that cause the company to believe it is unlikely that the net proceeds distributed to the shareholders from the plan of sale will fall within the upper portion of the Estimated Total Shareholder Distributions Range. We also note that the Estimated Total Shareholder Distributions Range does not reflect the costs and liabilities relating to the August 9, 2022 settlement. Please disclose whether any material changes in Seritage's operations, performance or in any of the assumptions and estimates upon which the company based its Estimated Total Shareholder Distributions Range have occurred since the range was determined or that are anticipated to occur before the shareholder meeting. If material changes have occurred or are anticipated to occur, please disclose what consideration, if any, the Special Committee and/or the Board have given to updating the Estimated Total Shareholder Distributions Range.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Philip Richter, Esq.